

January 22, 2008

Via Facsimile ((212) 468-7900) and U.S. Mail

James R. Tanenbaum, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104

> **Re: Bradley Pharmaceuticals, Inc.**
> **Schedule TO-I filed January 17, 2008**
> **SEC File No. 005-43138**

Dear Mr. Tanenbaum:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1.   We note references to the current tender offer in your preliminary and definitive proxy statement. Please tell us why you did not file all pre-commencement communications under cover of Schedule TO-C.

Offer to Purchase

2.   Please advise us why you believe the proposed offer does not violate Rule 13e-4(f)(8), the best price and all holders rules. In this regard, we note that the consideration you intend to pay for tendered options will be different depending on the option exercise price. We may have further comment.

Summary Term Sheet, page 1

3.   We note that you state, following the caption "Duration of the offer," that the
        offer expires on February 12, 2008. This contradicts other disclosure in the offer
        document that the offer expires February 19, 2008. Please revise.

4.   We note your references to a subsequent offering period in this section and
        throughout the offer document. Note that this is not permitted in issuer tender
        offers. Please revise throughout the offer document and make a clarifying
        statement to the effect that there shall be no subsequent offering period.

Forward Looking Statements, page 8

5.   We note your statement in the last paragraph that you "are under no obligation,
        and expressly disclaim[s] any obligation, to update or alter any forward-looking
        statements…." This statement is inconsistent with your obligation to amend and
        promptly disseminate revised information in the event that your existing
        disclosure materially changes. Please revise your disclosure.

Source and Amount of Funds, page 14

6.   Revise this section to disclose the sources of all funds to be used in connection
        with this offer. Refer to Item 1007 of Regulation M-A.

Certain United States Federal Income Tax Considerations, page 18

7.   We note the heading of this section refers to "certain" of the material federal
        income tax consequences of the tender offer. Please revise your disclosure to
        ensure that you discuss all material consequences.

Available Information, page 20

8.   Revise your disclosure to reflect the new address of the SEC at Station Place, 100
        F Street, N.E., Washington, D.C. 20549.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions